UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

United Maritime Corporation (the “Company”) announced today that the following proposals were approved and adopted at its 2025 Annual Meeting of Shareholders held on October 30, 2025:

a)	the election of Mr. Stamatios Tsantanis as Class C Director to serve until the 2028 Annual Meeting of Shareholders;

b)	the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025; and

c)
the reinstatement of the Company’s previous authorization to have the option to conduct one or more reverse stock splits of the Company’s issued and outstanding common stock and the approval of the related amendment to the Company’s Amended and Restated Articles of Incorporation.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-273116 and 333-266099).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: November 3, 2025